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                                                                     EXHIBIT a.9

                                                    Analysts Contact: Tod Holmes
                                                                  (281) 870-7161
                                                    Media Contact: Maureen Allen
                                                                  (281) 870-7456

                                                                       BFI 97-14
                                                           FOR IMMEDIATE RELEASE

IMPROVED PERFORMANCE, POSITIVE OUTLOOK
PROMPT BFI BOARD ACTION:

     -- $1.0 Billion Stock Buy-Back Program
     -- 12% Increase In Quarterly Dividend To $0.19 Per Share
     -- Tender Offer For Its $300 million 7- 7/8% Notes

     HOUSTON, TEXAS (SEPTEMBER 3, 1997) -- Browning-Ferris Industries, Inc. (NYSE-BFI) today announced that its Board of Directors has approved a $1.0 billion stock buy-back program, a 12% increase in the quarterly cash dividend on common stock from $0.17 to $0.19 per share, and a tender offer for its $300 million 7- 7/8% Notes.

     In announcing the Board's decision, Chairman William D. Ruckelshaus commented, "The Board's actions today will better align BFI's capital structure with its financial goals. BFI's improved financial performance and significant generation of cash flow in fiscal 1997 gives the Board confidence in taking these actions."

     The $1.0 billion equity repurchase program consists of a "Dutch Auction" self tender to purchase up to 15 million shares, over 7%, of its common stock, and an open market repurchase program of common stock or automatic common exchange security units (NYSE-BFE).

     The Dutch Auction tender offer for common stock will commence on September 4, 1997 and will expire at midnight, New York City time, on October 1, 1997, unless extended. Copies of the offering materials are being mailed to all of the company's common stock shareholders.

     Under the terms of the offer, BFI will invite shareholders to tender shares at prices not greater than $39 nor less than $34 per share, with the precise amount to be determined upon expiration of the offer. The closing price of the common stock on September 2, 1997 was $35- 5/16 per share. Based upon the number of shares tendered and the price specified, BFI will determine the single per-share price within that price range that will allow the company to buy 15 million shares, or whatever lesser number are properly tendered. Morgan Stanley Dean Witter is acting as dealer manager for the offer. Morrow & Co., Inc. is acting as the information agent. Shareholders who choose to tender some or all of their stock will be eligible to receive the $0.19 dividend, whether or not the company accepts their shares for payment.

     Commenting on the announcement, BFI's Chief Executive Officer Bruce Ranck noted, "BFI's momentum demonstrates the effectiveness of a highly disciplined approach to meeting challenging milestones. We look forward to reporting performance in the fourth quarter and beyond which continues this momentum."

     The open market repurchase program will commence no earlier than 10 business days after completion of the Dutch Auction tender offer, and will be for an aggregate amount no greater than $1.0 billion less the cash distributed to shareholders participating in the Dutch Auction tender offer. The open market purchases may include privately negotiated transactions. The open market repurchase program is expected to be completed by September 30, 1998.

     In addition, the Board declared the company's regular quarterly cash dividend on common stock, increasing it from $0.17 to $0.19 per share. The cash dividend is payable on October 6, 1997, to shareholders of record at the close of business on September 19, 1997.

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     The company also announced that it is tendering for its $300 million
7- 7/8% Notes due March 15, 2005. The tender offer will commence immediately and will expire at 5 p.m. New York City time on September 17, 1997, unless extended. The purchase price is determined by reference to a fixed spread of 25 basis points (i.e., 0.25%) over the yield to maturity of the United States Treasury 6.125% Notes due August 15, 2007 at the time of acceptance of the Tender Offer, plus accrued and unpaid interest up to the date of payment. NationsBanc Capital Markets, Inc. is serving as dealer manager.

     Browing-Ferris Industries, Inc., a leading international waste services company, provides collection, recycling and disposal of residential, commercial, industrial and medical waste.

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